SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated August 10, 2015 re TAT Technologies Ltd. Reports Second Quarter 2015 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Second Quarter 2015 Results

GEDERA, Israel, Monday, August 10, 2015 - TAT Technologies Ltd. (NASDAQ: TATT - News) (the “Company”), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and six month periods ended June 30, 2015.

Financial Highlights for the Second quarter of 2015:

·	Total Revenue: $21.5 million compared to $20.6 million in the second quarter of 2014, increase of 4.2%.

·	Operating income: $1.1 million compared to $0.7 million in the second quarter of 2014.

·	Net income: $0.7 million compared to $0.3 million in the second quarter of 2014.

·	Earnings per share basic and diluted: $0.08 per share compared to $0.04 per share in the second quarter of 2014.

·
Cash and cash equivalents and short-term bank deposits: During the first 6 months of 2015, the cash balance has been increased in $ 1.7 million, from $28 million as of December 31, 2014 to $29.7 million as of June 30, 2015.

Mr. Itsik Maaravi, TAT’s President & CEO commented, “We are pleased with the financial results of the second quarter of 2015, reflecting growth in revenue and operating income compared with both the previous quarter of 2015 and the second quarter of 2014.

We continue to strengthen our business and put efforts in leveraging the relationships with our customers. In addition, we continue to focus on expanding our customer base and pipeline in order to increase efficiency and profitability".

The company announced today that it has entered into a definitive agreement to acquire Chromalloy Israel Ltd. (“Chromalloy Israel”) for approximately US$ 3.5 million (subject to certain price adjustments) in cash payable at the closing of the transaction. TAT shall pay additional amounts of up to US$ 2 million in the event that Chromalloy Israel meets certain annual revenue targets in 2015 and 2016. The acquisition is expected to close before the end of September 2015.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products and (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Guy Nathanzon – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
guyn@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	June 30,	December 31,
	2015	2014
	(unaudited)	(audited)
ASSETS
Current Assets:
Cash and cash equivalents	$24,568	$22,894
Short-term bank deposits	5,104	5,089
Accounts receivable-trade (net of allowance for doubtful accounts of $113 as of June 30, 2015 and $125 as of December 31, 2014)	18,299	15,657
Other accounts receivable and prepaid expenses	4,691	4,298
Inventories, net	36,619	35,404

Total current assets	89,281	83,342

Long-term assets:
Investment in an affiliated company	-	2,556
Investment in investee company	423	-
Funds in respect of employee rights upon retirement	2,581	2,496
Long-term deferred tax	1,189	1,550
Property, plant and equipment, net	11,958	11,524

Total Long-term assets	16,151	18,126

Total assets	$105,432	$101,468

LIABILITIES AND EQUITY

Current Liabilities:
Accounts payables trade	5,437	5,886
Other accounts payable and accrued expenses	7,244	5,651
Total current liabilities	12,681	11,537

Long-term liabilities:
Other accounts payable	20	34
Liability in respect of employee rights upon retirement	2,776	2,655
Long-term deferred tax liability	1,781	1,774

Total long-term liabilities	4,577	4,463

Total liabilities	17,258	16,000

EQUITY:
Share capital	2,793	2,793
Additional paid-in capital	64,506	64,491
Treasury stock at cost	(2,088)	(2,088)
Retained earnings	22,963	20,272
Total equity	88,174	85,468

Total liabilities and equity	$105,432	$101,468

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share data)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2015	2014	2015	2014	2014
	(unaudited)				(audited)
Revenues:
Products	$7,747	$7,434	$14,726	$15,532	$31,363
Services	13,723	13,166	27,230	23,485	49,363
	21,470	20,600	41,956	39,017	80,726

Cost of goods:
Products	5,964	5,605	11,444	11,600	23,340
Services	11,153	10,862	22,046	19,656	40,286
	17,117	16,467	33,490	31,256	63,626
Gross Profit	4,353	4,133	8,466	7,761	17,100

Operating expenses:

Research and development, net	185	306	323	561	1,070

Selling and marketing	758	889	1,483	1,639	3,203

General and administrative	2,261	2,279	4,428	4,555	9,019

Other loss (income)	-	-	1	(7)	(11)

	3,204	3,474	6,235	6,748	13,281

Operating income	1,149	659	2,231	1,013	3,819

Financial income (expenses), net	(64)	18	(249)	29	(1,294)
Loss from dilution of interests in affiliated company	-	(45)	-	(45)	-

Income before taxes on income	1,085	632	1,982	997	2,525

Taxes on income	351	398	782	495	1,360

Net income after taxes on income	734	234	1,200	502	1,165
Share in results and sale of equity investment of affiliated company	-	77	1,491	219	267

Net income	$734	$311	$2,691	$721	$1,432

Basic and diluted income per share

Net income per share	$0.08	$0.04	$0.31	$0.08	$0.16

Weighted average number of shares outstanding
Basic	8,808,344	8,805,236	8,808,344	8,805,236	8,805,495
Diluted	8,811,044	8,829,645	8,809,423	8,832,992	8,826,542

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Six months ended		Year ended December 31,
	June 30,
	2015	2014	2015	2014	2014
	(unaudited)				(audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$734	$311	$2,691	$721	$1,432

Adjustments to reconcile net income to net cash provided by operating activities:	1,079	112	493	532	2,465

Changes in operating assets and liabilities	(1,675)	549	(3,304)	995	(5,355)

Net cash provided by (used in) operating activities	138	972	(120)	2,248	(1,458)

Cash flows provided by (used in) investing activities	(931)	(989)	1,794	3,105	4,624

Cash flows used in financing activities	-	(2,883)	-	(2,909)	(2,909)

Net increase (decrease) in cash and cash equivalents	(793)	(2,900)	1,674	2,444	257

Cash and cash equivalents at beginning of period	25,361	25,158	22,894	19,814	22,637

Cash and cash equivalents at end of period	24,568	22,258	24,568	22,258	22,894

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: August 10, 2015